UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO/A

Amendment No. 1

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Data Domain, Inc.

(Name of Subject Company (Issuer))

Envoy Merger Corporation

and

EMC Corporation

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

23767P109

(CUSIP Number of Class of Securities)

Paul T. Dacier, Esq.

EMC Corporation

176 South Street

Hopkinton, Massachusetts 01748

(508) 435-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 2,011,050,090	$112,216.60

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 67,035,003 shares of common stock, par value $0.0001 per share, of Data Domain, Inc., consisting of: (a) 61,539,064 shares of common stock issued and outstanding and (b) 5,495,939 shares of common stock issuable on or before expiration of the offer upon the exercise of vested stock options, and (ii) the tender offer price of $30.00 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00005580.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 112,216.60	Filing Party: Envoy Merger Corporation and EMC Corporation
Form or Registration No.: Schedule TO-T	Date Filed: June 2, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP Number:

23767P109

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on June 2, 2009 (the “Schedule TO”) by EMC Corporation, a Massachusetts corporation (“EMC”), and Envoy Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of EMC, relating to the offer by Purchaser, to purchase all outstanding shares of common stock, par value $0.0001 per share, of Data Domain, Inc., a Delaware corporation (“Data Domain”), at a price of $30.00 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2009 and annexed to and filed as Exhibit (a)(1)(i) to the Schedule TO (the “Offer to Purchase”), and in the related Letter of Transmittal.

The information set forth in the Offer to Purchase is incorporated by reference to all the items of this Amendment No. 1. All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Offer to Purchase.

The item of the Schedule TO set forth below is hereby amended and supplemented as follows:

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

“(a)(1)(x) Text of press release issued by EMC dated June 3, 2009”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2009

EMC CORPORATION

By:	/s/ Paul T. Dacier
Name: Title:	Paul T. Dacier Executive Vice President and General Counsel

ENVOY MERGER CORPORATION

By:	/s/ Paul T. Dacier
Name: Title:	Paul T. Dacier President

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase dated June 2, 2009 *

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) *

(a)(1)(iii)	Form of Notice of Guaranteed Delivery *

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(1)(vi)	Form of summary advertisement dated June 2, 2009 *

(a)(1)(vii)	Text of press release issued by EMC dated June 1, 2009 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by EMC with the Securities and Exchange Commission on June 1, 2009) *

(a)(1)(viii)	Slide Presentation dated June 1, 2009 (incorporated by reference to Exhibit 99.1 of the Schedule TO filed by EMC and Purchaser with the Securities and Exchange Commission on June 2, 2009) *

(a)(1)(ix)	Transcript of conference call held on June 1, 2009 *

(a)(1)(x)	Text of press release issued by EMC dated June 3, 2009

(b)	Not applicable

(c)	Not applicable

(d)(1)(i)	Form of Agreement and Plan of Merger by and among EMC, Purchaser and Data Domain (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by EMC with the Securities and Exchange Commission on June 1, 2009) *

(g)	Not applicable

(h)	Not applicable

*	Previously filed